09040911

SEC
Mail Processing
Section

APR 0 2 2009

Washington, DC
122

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

SEC FILE NUMBER
8- 53596

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MAKO FINANCIAL MARKETS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

44 WALL STREET
(No. and Street)

NEW YORK (City) NEW YORK (State) 10005-2401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

IAN WARREN +44 207 862 0400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG LLP
(Name – *if individual, state last, first, middle name*)

1 MOORE LONDON PLACE (Address), LONDON (City), SE1 2AF (State), UK (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☑ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, IAN WARREN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MAKO FINANCIAL MARKETS, L.L.C., as of 30 MARCH, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

NOTARY PUBLIC
LONDON, ENGLAND
MICHELLE SCOTT
(My Commission expires with Life)

[signature]
Signature

HEAD OF FINANCE / FINOP
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- [illegible] (d) Statement of Changes in Financial Condition.
- [illegible] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [illegible]) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [illegible] Computation of Net Capital.
- [illegible] Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ [illegible]nformation Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ [illegible] Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the [illegible]mputation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ ([illegible]conciliation between the audited and unaudited Statements of Financial Condition with respect to methods of [illegible]idation.
- ☐ (l) [illegible] or Affirmation.
- ☐ (m) [illegible]f the SIPC Supplemental Report.
- ☐ (n) A [illegible]scribing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For cond[illegible]onfidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Mako Financial Markets, L.L.C.

STATEMENT OF FINANCIAL CONDITION

December 31, 2008

		USD '000s
ASSETS		
Cash	$	1,136
Receivable from clearing broker		304
Brokerage receivable, net		91
Amounts due from affiliates		165
Total assets	$	**1,696**
LIABILITIES AND MEMBER'S CAPITAL		
Brokerage payable	$	196
Other liabilities and accrued expenses		241
Amounts due to affiliates		500
Total liabilities		**937**
Member's capital		759
Total liabilities and member's capital	$	**1,696**

The accompanying notes are an integral part of these financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Mako Financial Markets, L.L.C.

We have audited the accompanying statement of financial condition of Mako Financial Markets, L.L.C. (the "Company") as of December 31, 2008, and the related statements of operations, changes in member's capital, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mako Financial Markets, L.L.C. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934 and regulations under the Commodity Exchange Act. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

Ernst & Young LLP
Independent Registered Public Accounting Firm
London
27 February **2009**